Charter
COMMUNICATIONS®
A WIRED WORLD COMPANY™

Stock Option Exchange Program



It's Your Move!

What? A one-time opportunity to exchange your stock options.

Who? Charter employees who currently hold stock options issued with an exercise price significantly higher than where our stock is trading in the market today.

When? Details to be mailed/ e-mailed soon.

Complete Information available soon.
Participation is strictly voluntary.